UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012
OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ________________

Commission file number 0-14112

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Jack Henry & Associates, Inc.
663 Highway 60, P.O. Box 807, Monett, MO 65708

REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

1.	Statement of Net Assets Available for Plan Benefits at December 31, 2012 and 2011.

2.	Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2012.

EXHIBITS
23. Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JACK HENRY & ASSOCIATES, INC.
401(K) RETIREMENT SAVINGS PLAN

By:   /s/ Kevin D. Williams
Kevin D. Williams, Chief Financial Officer
Date: June 7, 2013

Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan
Financial Statements as of December 31, 2012 and 2011 and for the Year Ended December 31, 2012, Supplemental Schedules as of and for the Year Ended December 31, 2012, and Report of Independent Registered Public Accounting Firm

JACK HENRY & ASSOCIATES, INC.
401(k) RETIREMENT SAVINGS PLAN
TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2012 and 2011	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2012	3

Notes to Financial Statements	4-12

SUPPLEMENTAL SCHEDULES

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	14

Form 5500, Schedule H, Part IV, Question 4a - Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2012	15

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Trustees
Jack Henry & Associates, Inc.
401(k) Retirement Savings Plan
Monett, Missouri
We have audited the accompanying statements of net assets available for benefits of the Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Kansas City, Missouri
June 6, 2013

JACK HENRY & ASSOCIATES, INC.
401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS:
Participant-directed investments	$303,825,676	$246,286,642

Receivables:
Notes receivable from participants	9,954,024	9,306,535
Employer contributions	376,066	369,206
Employee contributions	807,569	711,220
Total receivables	11,137,659	10,386,961

NET ASSETS AVAILABLE FOR BENEFITS	$314,963,335	$256,673,603

See notes to financial statements.

JACK HENRY & ASSOCIATES, INC.
401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2012

ADDITIONS:
Employer contributions	$11,365,710
Participant contributions	20,406,646
Rollover accounts for new Plan participants	3,265,211
Net appreciation in fair value of investments	29,561,481
Dividends	2,724,217
Interest and other income	1,537,226
Interest income on notes receivable from participants	320,016
Total additions	69,180,507

DEDUCTIONS:
Administrative expenses	28,350
Distributions to participants	10,862,425
Total deductions	10,890,775

INCREASE IN NET ASSETS	58,289,732

NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year	256,673,603

NET ASSETS AVAILABLE FOR BENEFITS - End of year	$314,963,335

See notes to financial statements.

JACK HENRY & ASSOCIATES, INC.
401(k) RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2012 AND 2011 AND FOR THE YEAR ENDED DECEMBER 31, 2012

1.	DESCRIPTION OF PLAN
The following description of the Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.
General - The Plan is a defined contribution 401(k) plan benefiting Jack Henry & Associates, Inc. (the “Company”) employees. An eligible employee must have attained the age of 18 and completed 30 days of service to be a participant. Participants are eligible to receive safe harbor employer matching contributions (“Safe Harbor Contributions”) after six months of service. Additionally, the Company may make a Company discretionary contribution to all eligible employees who meet the same minimum service requirement, and the Company may also make an applicable qualified non-elective contribution (QNEC) to each non-highly compensated employee, actively employed on the last day of the Plan year, who has completed a year of service (1000 hours of service), if otherwise required under the Plan. The Company is the Plan administrator and Prudential Bank and Trust, FSB (“Prudential” or “Plan Trustee”) was appointed Plan Trustee to, among other things, hold and invest the Plan's investments in accordance with the direction of the Plan Administrator and terms of the Plan. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The Plan also contains an Employee Stock Ownership Plan (ESOP) component that provides for a portion of the Plan's assets to be invested in Jack Henry & Associates, Inc. common stock. Participants are provided the option of receiving a direct cash distribution of any dividends paid on such stock held in participant elective contribution accounts and, if they are 100% vested as of the dividend record date, the Company match accounts. Dividends paid on Company stock are automatically reinvested, unless cash distribution was elected.
Contributions - Effective January 1, 2011, the Plan was amended to provide for an automatic deferral of 2% of compensation for new participants, unless the participant makes an election not to defer. In 2011, the Plan was also amended to allow post-tax “Roth” deferrals by participants effective July 1, 2011. Participants may elect to defer compensation into the Plan, up to the maximum amounts allowed under the Internal Revenue Code (IRC). For 2012, the maximum elective deferral that a participant could contribute to the Plan was $17,000. If a participant reached age 50 by December 31, 2012, they were able to contribute an additional $5,500 “catch up” contribution to the Plan on a pre-tax basis.
The Company matches 100% of participant contributions up to a maximum of the lesser of 5% of the participant's eligible compensation or $5,000. In addition to the Company matching contributions, the Company may make other discretionary contributions, as well as Company QNEC contributions equal to a uniform percentage of each participant's eligible compensation, which is determined each year by the Company. No Company discretionary or other QNEC contributions were made in 2012.
Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, Safe Harbor Contributions, Company contribution account, and/or allocations of Company QNEC contributions and Plan investment earnings, and charged with withdrawals and an allocation of Plan investment losses.

Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Investments - Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The Plan currently offers Jack Henry & Associates, Inc. common stock, twenty-three mutual funds, seven pooled separate accounts and a guaranteed investment contract (GIC) as investment options for participants.
Vesting - Participants are vested immediately in their voluntary contributions, Safe Harbor Contributions, and the earnings on these contributions. Vesting in the Company contribution and other QNEC portion of their accounts, if applicable, is based on years of service with an employee vesting 20% after two years of service and subsequently vesting 20% each year until becoming fully vested with six years of continuous service.
Participant Loans - Participants may borrow, as defined in the Plan, from their fund accounts a minimum amount of $1,000 up to the lesser of (1) $50,000 less the amount of highest outstanding loan balance in the previous 12 months or (2) 50% of their vested account balances. Loan terms range from one to five years, unless the loan is to be used to purchase the participant's principal residence, in which case the term may extend beyond five years. The loans are secured by the balance in the participant's account and bear interest at a rate as defined by the Plan (ranging from 3.25% to 11.00% as of December 31, 2012). Principal and interest are paid through payroll deductions.
Payment of Benefits - Upon termination of service due to death, disability, or retirement, a participant/beneficiary may elect to receive a lump-sum amount equal to the value of his or her account as soon as administratively feasible following the date on which a distribution is requested or is otherwise payable. A participant/beneficiary may also elect to receive the value of his or her account in installment payments or have the balance rolled over into an individual retirement account.
Forfeited Accounts - At December 31, 2012 and 2011, forfeited nonvested accounts totaled $11,926 and $30,819, respectively. These accounts are used first as restoration of participant's forfeitures, then as offset to Plan expenses, then as a reduction to future Company discretionary contributions. Forfeitures are restored when a participant is rehired and had previously forfeited any fund balance in the Company contribution account, including any applicable QNEC source.

2.	SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Risk and Uncertainties - The Plan utilizes various investment instruments, including common stock, mutual funds, pooled separate accounts and a GIC. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition - The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company's common stock is valued at the closing price reported on the NASDAQ Stock Market on the last business day of the Plan year. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.
The units of pooled separate accounts are stated at fair value as determined by the issuer of the account based on the fair value of the underlying investments. Individual participant accounts invested in the pooled separate accounts are maintained on a unit value basis. The Plan's GIC with Prudential is valued at contract value, which is equal to fair value (see Note 5).
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued, but unpaid interest. Delinquent participant loans are recorded as distributions, based on the terms of the Plan document.
Administrative Expenses - Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document.
Benefits Payable - Benefits are recorded when paid. As of December 31, 2012 and 2011, there were no distributions payable to Plan participants.
New Accounting Standards - The financial statements reflect the prospective adoption of the Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends ASC 820, as of the beginning of the year ended December 31, 2012 (See Note 3). ASU 2011-04 is effective for financial statements issued for fiscal years beginning after December 15, 2011 and expands certain disclosures about fair value measurement. The ASU requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The effect of the adoption of ASU 2011-04 had no impact on the Plan's statement of net assets available for benefits and statement of changes in net assets available for benefits.

3.	FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Asset Valuation Techniques - Valuation technologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the valuation methodologies used at December 31, 2012 and 2011.
Fixed income separate accounts are categorized as Level 2. They are valued using third party pricing services. These services use, for example, model-based pricing methods that use observable market data as inputs. Broker dealer bids or quotes of securities with similar characteristics may also be used.
U.S. and global equity separate accounts are categorized as Level 1 if the securities actively trade on national or international exchanges and are valued at their last reported closing price.
The Company's common stock is valued at the closing price reported on the active market on which the securities are traded (NASDAQ Global Select) on the last business day of the Plan year. The Company's common stock is categorized as Level 1.
Shares of registered investment companies held are primarily categorized as Level 1; they are valued at quoted market prices as reported by the fund.  Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission.  These funds are required to publish their daily net asset value and to transact at that price.  The mutual funds held by the Plan are deemed to be actively traded.
The following tables, set forth by level within the fair value hierarchy, are a summary of the Plan's investments measured at fair value on a recurring basis at December 31, 2012 and 2011:

	December 31, 2012
	Active Markets for identical assets (Level 1)	Other Observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Mutual funds:
Balanced funds	$31,009,737	$—	$—	$31,009,737
Fixed income fund	2,443,611	—	—	2,443,611
International fund	29,291,902	—	—	29,291,902
Domestic stock funds	108,456,939	—	—	108,456,939
Total mutual funds	171,202,189	—	—	171,202,189

Pooled separate accounts:
Balanced funds	—	2,553,825	—	2,553,825
Domestic stock funds	—	16,894,906	—	16,894,906
Fixed income fund	—	21,362,986	—	21,362,986
Total pooled separate accounts	—	40,811,717	—	40,811,717

Guaranteed Investment Contract	—	42,473,674	—	42,473,674
Common stock - software	49,338,096	—	—	49,338,096

Total investments at fair value	$220,540,285	$83,285,391	$—	$303,825,676

	December 31, 2011
	Active Markets for identical assets (Level 1)	Other Observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Mutual funds:
Balanced funds	$24,187,932	$—	$—	$24,187,932
Fixed income fund	2,730,269	—	—	2,730,269
International fund	22,009,602	—	—	22,009,602
Domestic stock funds	79,431,757	—	—	79,431,757
Total mutual funds	128,359,560	—	—	128,359,560

Pooled separate accounts:
Balanced funds	—	1,901,945	—	1,901,945
Domestic stock funds	—	20,286,605	—	20,286,605
Fixed income fund	—	16,367,146	—	16,367,146
Total pooled separate accounts	—	38,555,696	—	38,555,696

Guaranteed Investment Contract	—	36,544,265	—	36,544,265
Common stock - software	42,827,121	—	—	42,827,121

Total investments at fair value	$171,186,681	$75,099,961	$—	$246,286,642

Transfers between Levels - The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the end of the reporting period. For the years ended December 31, 2012 and 2011, there were no transfers between levels.

4.	INVESTMENTS
The components of the Plan's individual investments, which represent 5% or more of the Plan's net assets available for benefits at December 31, 2012 and 2011, were as follows:

		2012		2011
*	Common stock - Jack Henry & Associates, Inc.	$49,338,096		$42,827,121
*	Prudential - Guaranteed Income Fund	42,473,674		36,544,265
	JP Morgan Funds - Large Cap Growth Select Fund	30,656,169		24,899,654
	American Funds - Europac Fund	29,291,902		22,009,602
	Blackrock Funds - Blackrock Eq Dividend 1	25,249,373		19,404,529
*	Prudential - Core Plus Bond/PIMCO Fund	21,362,986		16,367,146
	Invesco Funds - Charter Institutional Fund	14,349,608	**	12,896,738
*    Represents a party-in-interest to the Plan
**    Amount was zero (less than 5%) as of December 31 but is presented for comparative purposes
During 2012, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated, as follows:

American Funds — Europac Fund	$4,113,883
Diamond Hill — Small Cap Fund	501,544
Loomis Sayles Funds — Loomis Small Cap Growth Fund	864,492
Blackrock Funds — Blackrock Eq Dividend I	1,956,036
Blackrock Funds - Inflation Protect Fund	58,508
Invesco Funds - Charter Institutional Fund	1,553,195
JP Morgan Funds — JP Morgan Gov’t Bond A	16,760
JP Morgan Funds - Large Cap Growth Select Fund	2,900,030
T Rowe Price Funds — T Rowe Blue Chip Fund	525,711
T Rowe Price Funds — T Rowe RA 2005	14,478
T Rowe Price Funds — T Rowe RA 2010	134,998
T Rowe Price Funds — T Rowe RA 2015	78,624
T Rowe Price Funds — T Rowe RA 2020	500,597
T Rowe Price Funds — T Rowe RA 2025	74,986
T Rowe Price Funds — T Rowe RA 2030	1,021,664
T Rowe Price Funds — T Rowe RA 2035	101,004
T Rowe Price Funds — T Rowe RA 2040	1,303,801
T Rowe Price Funds — T Rowe RA 2045	28,272
T Rowe Price Funds — T Rowe RA 2050	19,756
T Rowe Price Funds — T Rowe RA 2055	13,906
T Rowe Price Funds — T Rowe RA Income Fund	108,886
Vanguard Funds - Vanguard Ext Mkt Index Fund	545,006
*Common stock — Jack Henry & Associates, Inc.	7,354,953
*Prudential Retirement Insurance and Annuity Company — Core Plus Bond / PIMCO Fund	1,743,223
*Prudential Retirement Insurance and Annuity Company — Mid Cap Value/CRM Fund	1,492,713
*Prudential Retirement Insurance and Annuity Company - MC GR/Goldman Sachs Fund	1,094,023
*Prudential Retirement Insurance and Annuity Company — IFX Long-term Growth Fund (I)	119,114
*Prudential Retirement Insurance and Annuity Company — IFX Long-term Income & Equity Fund (I)	6,952
*Prudential Retirement Insurance and Annuity Company — Dryden S & P 500 Index Fund	1,196,754
*Prudential Retirement Insurance and Annuity Company — IFX Long-term Balanced Fund (I)	73,827
*Prudential Retirement Insurance and Annuity Company — IFX Long-term Conservative Fund (I)	43,785
$29,561,481
*    Represents a party-in-interest to the Plan

5.	Investment Contract with insurance company
The Plan has a fully benefit-responsive GIC with Prudential. Prudential maintains the contributions in a general account, which is credited with earnings and charged for participant withdrawals and administrative expenses. The GIC is included in the financial statements at fair value, which is equal to contract value. The concept of a value other than contract value does not apply to this GIC even upon a discontinuance of the contract in which case contract value would be paid no later than 90 days from the date the sponsor provides notice to discontinue. There are no specific securities in the general account that back the liabilities of this annuity contract and it would be inappropriate to look to the market value of the securities within the insurer's general account to determine a fair value. The insurer owns a promise to pay interest at crediting rates, which are announced in advance and guaranteed for a six-month period. This contract is not a traditional GIC and therefore there are no cash flows that could be discounted. Contract value represents contributions made under the contract, plus transfers to the fund and credited interest, less participant withdrawals, transfers out of the fund and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
Limitations on the Ability of the GIC to Transact at Contract Value - The GIC does not have any restrictions that impact the ability of the Plan to collect the full contract value. However, the GIC does allow disbursements to be deferred over a period of time if the value of the disbursements exceeds 10% of the total beginning net assets of the guaranteed income fund pool in which the GIC belongs. Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable. Prudential may not terminate the contract at any amount less than the contract value.
Average Yields - Prudential is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with Prudential, but may not be less than 1.50%. Such interest rates are reviewed on a semi-annual basis for resetting. The crediting rate of the product will be established based on current economic and market conditions, the general interest rate environment, and both the expected and actual experience of a reference portfolio within the issuer's general account. These rates are established without the use of a specific formula.

	December 31, 2012	December 31, 2011
Average yields:
Based on annualized earnings (1)	2.70%	3.15%
Based on interest rate credited to participants (2)	2.70%	3.15%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

6.	EXEMPT PARTIES-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of mutual funds and a guaranteed investment contract, managed by Prudential. Prudential is the Plan Trustee, as defined by the Plan, and these transactions qualify as exempt party-in-interest transactions. In addition, the Company pays certain fees on behalf of the Plan for accounting services.
At December 31, 2012 and 2011, the Plan held 1,258,568 and 1,274,237 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $26,085,127 and $24,872,615, respectively. During the year ended December 31, 2012, the Plan received $593,809 in dividend income related to shares of the common stock of the Company held by the Plan.

7.	PLAN TERMINATION
Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, employees become 100% vested in any non-vested portion of their accounts.

8.	FEDERAL INCOME TAX STATUS
The Plan was restated to comply with applicable law changes and updates effective December 1, 2008, and an application for an Internal Revenue Service (IRS) determination letter was filed on April 15, 2010. Although the Plan has been amended since filing for a new determination letter, the Plan Administrator reasonably believes that the Plan, as restated and amended, is designed and is being operated in compliance with applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the relevant taxing authority. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

9.	NONEXEMPT PARTY-IN-INTEREST TRANSACTION
The Company remitted certain 2012 and 2011 participant contributions totaling $79,798 and $29,696 to the trustee later than required by Department of Labor (DOL) Regulation 2510.3-102. The Company credited participant accounts with the amounts of investment income that would have been earned had the participant contributions been remitted on a timely basis, during 2013 (for 2012 untimely contributions) and 2012 (for 2011 untimely contributions). The Company will file an application for a compliance statement from the DOL under the Voluntary Fiduciary Correction Program (VFCP) to correct these untimely contributions.

10.	NET ASSET VALUE (NAV) PER SHARE
The following tables for December 31, 2012 and 2011, set forth a summary of the Plan's investments with a reported NAV.

	Fair Value Estimated Using Net Asset Value per Share
	December 31, 2012
Investment	Fair Value *	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Equity Index Funds (a)	$16,894,906	None	Immediate	Up to 30 days if negative cash flow	None
Balanced Funds (b)	2,553,825	None	Immediate	Up to 30 days if negative cash flow	None
Bond Funds (c)	21,362,986	None	Immediate	Up to 30 days if negative cash flow	None
Total	$40,811,717

	Fair Value Estimated Using Net Asset Value per Share
	December 31, 2011
Investment	Fair Value *	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period
Equity Index Funds (a)	$20,286,605	None	Immediate	Up to 30 days if negative cash flow	None
Balanced Funds (b)	1,901,945	None	Immediate	Up to 30 days if negative cash flow	None
Bond Funds (c)	16,367,146	None	Immediate	Up to 30 days if negative cash flow	None
Total	$38,555,696

*The fair values of the investments have been estimated using the net asset value of the investment.

(a)
Equity index fund strategies seek to replicate the movements of an index of a specific financial market, such as the Standards & Poors' (S&P) 500 Index or Russell Midcap Value Index, regardless of market conditions.

(b) The balanced fund strategies seek to consistently outperform its benchmarks over full market cycles. These funds invest in a family of funds comprised of five distinct, multi-asset class, multi-manager investment portfolios, which offer a range of risk/return characteristics. The investment objectives of each of the five funds vary in keeping with the desired risk tolerance and associated asset allocation of the underlying portfolio.

(c)
The bond fund strategies seek to exceed the return of the Barclays Capital U.S. Aggregate Bond Index, consistent with preservation of capital by investing in a diversified portfolio of fixed income securities.

* * * * * *

SUPPLEMENTAL SCHEDULES

JACK HENRY & ASSOCIATES, INC.
401(k) RETIREMENT SAVINGS PLAN
EIN: 43-1128385
Plan Number: 003

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

Description of Investment	Fair Value
American Funds — Europac Fund	$29,291,902
Blackrock Funds - Blackrock Eq Dividends I	25,249,373
Blackrock Funds - Blackrock Inflation Protect Fund	3,694,001
Diamond Hill — Small Cap Fund	6,977,070
John Hancock - Disciplined Value Mid Cap I	10,101,089
Invesco Funds - Invesco Charter Institutional Fund	14,349,608
JP Morgan Funds — JP Morgan Gov’t Bond A	2,443,611
JP Morgan Funds - Large Cap Growth Select Fund	30,656,169
Loomis Sayles - Loomis Small Cap Growth Fund	9,576,000
T Rowe Price Funds — T Rowe Blue Chip Fund	3,574,025
T Rowe Price Funds — T Rowe RA 2005 Fund	289,598
T Rowe Price Funds — T Rowe RA 2010 Fund	1,598,342
T Rowe Price Funds — T Rowe RA 2015 Fund	1,297,056
T Rowe Price Funds — T Rowe RA 2020 Fund	4,898,857
T Rowe Price Funds — T Rowe RA 2025 Fund	729,050
T Rowe Price Funds — T Rowe RA 2030 Fund	8,528,031
T Rowe Price Funds — T Rowe RA 2035 Fund	920,646
T Rowe Price Funds — T Rowe RA 2040 Fund	10,648,265
T Rowe Price Funds — T Rowe RA 2045 Fund	262,342
T Rowe Price Funds — T Rowe RA 2050 Fund	187,905
T Rowe Price Funds — T Rowe RA 2055 Fund	118,542
T Rowe Price Funds — T Rowe RA Income Fund	1,531,104
Vanguard Fund — Vanguard Ext Mkt Index Fund	4,279,603
*Prudential Retirement Insurance and Annuity Company — Core Plus Bond / PIMCO Fund	21,362,986
*Prudential Retirement Insurance and Annuity Company - MC GR/Goldman Sachs Fund	7,432,680
*Prudential Retirement Insurance and Annuity Company — IFX Long-term Growth Fund (I)	1,067,919
*Prudential Retirement Insurance and Annuity Company — IFX Long-term Balanced Fund (I)	750,767
*Prudential Retirement Insurance and Annuity Company — FX Long-term Conservative Fund (I)	523,019
*Prudential Retirement Insurance and Annuity Company — FX LT Income & Equity Fund (I)	212,120
*Prudential Retirement Insurance and Annuity Company — Dryden S & P 500 Index Fund	9,462,226
Mutual fund and pooled separate account total	212,013,906

*Prudential Retirement Insurance and Annuity Company — Guaranteed Income Fund	42,473,674

*Common Stock — Jack Henry & Associates, Inc.	49,338,096

*Notes receivable from participants (interest rate ranging from 3.25% to 11.00%; maturity dates ranging from 2013 to 2023)	9,954,024

TOTAL	$313,779,700
*    Represents a party-in-interest to the Plan

JACK HENRY & ASSOCIATES, INC.
401(k) RETIREMENT SAVINGS PLAN
EIN: 43-1128385
Plan Number: 003

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2012

	Total That Constitute Nonexempt Prohibited
	Transactions
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and PTE 2002-51
Participant Contributions Transferred Late to the Plan - 2012	$78,397	$—	$1,401	$—

Participant Contributions Transferred Late to the Plan - 2011	$—	$—	$29,696	$—